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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07003610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

RECEIVED MAR 0 1 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne (212) 471-6676
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNP Paribas Securities Corp. as of December 31, 2006, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne

Chief Financial Officer
Title

Thomas B. Gomes
Notary Public, State of New York
No. 01GO6020283
Qualified in Queens County
Commission Expires ~~March 1, 20__~~ July 11, 2007

Subscribed and sworn to before me on this 14th day of February, 2007.

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2006
(in thousands)

Assets

Cash	$	24,631
Cash and securities segregated under federal and other regulations		402,149
Securities purchased under agreements to resell		26,894,234
Securities borrowed		77,347,586
Securities owned - at fair value		
(including securities owned, pledged to counterparties of $16,480,936)		16,605,388
Receivable from brokers, dealers, and clearing organizations		12,061,324
Securities failed to deliver		545,444
Receivable from customers		529,415
Exchange memberships (fair value $6,382)		1,351
Other assets		703,766
Total assets	$	135,115,288

Liabilities and stockholder's equity

Liabilities

Overnight loans and overdrafts	$	847,067
Securities sold under agreements to repurchase		92,460,206
Securities loaned		23,312,907
Securities sold, not yet purchased - at fair value		8,083,770
Payable to brokers, dealers, and clearing organizations		7,237,107
Securities failed to receive		486,441
Payable to customers		590,743
Accrued expenses and other liabilities		751,162
		133,769,403
Liabilities subordinated to the claims of general creditors		682,000
Total Liabilities		134,451,403
Stockholder's Equity		663,885
Total liabilities and stockholder's equity	$	135,115,288

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. BNPPSC is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), the Chicago Board of Trade ("CBOT"), the American Stock Exchange ("AMEX"), and the Chicago Mercantile Exchange ("CME"). The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

During March 2006, the parent, BNPPNA made a cash capital contribution of $100,000.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2006. Significant estimates include the realization of a deferred tax asset. Actual results could differ materially from such estimates included in the financial statements.

Cash

The Company has all cash on deposit with major money center banks.

Securities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value. Customers' securities transactions are reported on the settlement date.

Resale Agreements

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repos and repos net, in the statement of financial condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same maturity date.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar

(in thousands)

collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or loaned on a daily basis with additional collateral obtained or refunded, as necessary.

Derivative Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, which include futures and options are based on quoted market prices.

Exchange Memberships
Several exchanges have issued publicly traded equity shares in exchange for memberships and trading rights. The individual exchanges have defined certain requirements related to the number of shares required, if any, to maintain membership. In certain instances, the Company owns shares in excess of those required for membership. These excess shares are included in Securities owned – at fair value in the statement of financial condition.

Those memberships (seats and restricted shares) which are required by the Company to conduct its clearance and execution activities are recorded at cost, less any impairment for permanent impairments and are included in Exchange memberships in the statement of financial condition.

Recent Accounting Development
In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 (FASB 155), "Accounting for Certain Hybrid Financial Instruments-An Amendment of FASB Statements No. 133 and 140." This Statement allows fair value option treatment for hybrid financial instruments that contain embedded derivatives that would have otherwise required bifurcation. FASB 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the entities first fiscal year that begins after September 15, 2006. Fair value election is made on an instrument-by-instrument basis. For the Company the effective date is January 1, 2007. The Company does not expect this to have a material effect on its financial position or operating results

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company will be required to adopt FIN 48 in first quarter 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its financial statements and notes thereto.

In September 2006, the FASB issued Statement No. 157 (FASB 157), "Fair Value Measurements". This Statement establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement emphasizes that fair value measurement, not an entity-specific measurement.

(in thousands)

Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability using a fair value hierarchy. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential effect on its financial position.

In September 2006, the FASB issued Statement No. 158 (FASB 158), "Employers' Accounting for Defined Pension and Other Postretirement Plans-An Amendment of FASB Statements No. 87, 88, 106, and 132(R)". This Statement requires the employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in comprehensive income in the year the changes occur. Adoption of FASB 158 is required for fiscal years ending after December 15, 2006. The Company adopted FASB 158 on December 31, 2006 with no material impact on the Company's financial statements.

In February 2007, the FASB issued Statement No. 159 (FASB 159), "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115". FASB 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. FASB 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company does not expect the adoption of FASB 159 to have a material impact on the Company's financial position.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There have been two common approaches used to quantify such errors. Under one approach, the error is quantified as the amount by which the current year income statement is misstated ("rollover approach"). The other common approach quantifies the error as the cumulative amount by which the current year balance sheet is misstated ("iron curtain approach"). SAB 108 requires misstatements to be evaluated using both the rollover approach and the iron curtain approach to determine if such misstatements are material. The Company adopted SAB 108 on December 31, 2006 with no material impact on the Company's financial statements.

Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 29, 2006.

(in thousands)

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected on the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2006, consist of:

Securities owned and Securities sold - at market value	Owned	Sold
U.S. Government securities and agencies	$ 13,080,473	$ 8,063,293
Corporate debt instruments	2,593,968	19,095
Commercial Paper	359,673	-
Municipal debt instruments	250,429	-
Equities	41,314	-
Options	6,930	1,382
Other Securities	272,601	-
	$ 16,605,388	$ 8,083,770

Included in the Securities owned, are $7,741 of restricted equity shares. Securities owned that are pledged to creditors, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledged the securities to others.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable from/to brokers, dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Receivable/Payable from/to broker-dealers	$ 6,920,774	$ 6,435,894
Receivable/Payable from/to non-customers	4,785,602	795,060
Receivable/Payable from/to clearing organizations	265,624	4,614
Other	89,324	1,539
	$ 12,061,324	$ 7,237,107

The Company clears certain of its proprietary, non-customers, and customers transactions through various clearing organizations. The amounts related to receivable and payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(in thousands)

5. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $682,000 with affiliates at December 31, 2006. These loans have varying maturity dates.

Rollover Date	Affiliated Lender	Rate	Amount
March 31, 2007	CooperNeff Inc.	3M LIBOR	$ 25,000
April 30, 2007	BNPPNA	3M LIBOR	72,000
June 30, 2007	BNPPNA	3M LIBOR	10,000
June 30, 2007	BNPPNA	3M LIBOR	10,000
July 31, 2007	BNPPNA	3M LIBOR	75,000
October 31, 2007	BNPPNA	3M LIBOR	90,000
December 31, 2014	BNPPNA	1M LIBOR + 25bps	100,000
December 31, 2015	BNPPNA	3M LIBOR	300,000
			$ 682,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the NYSE and the CBOT. All loans bear interest based on the London Interbank Offered Rate (LIBOR) rate, as defined by their lenders. The average interest rate for the year approximated 5.24%.

The agreements covering the subordinated borrowings have been approved by the NYSE and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The NYSE subordinated loan agreements have automatic extension with regard to maturity dates. The NYSE requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

6. Deferred Compensation

Under the terms of a deferred bonus plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, receive a portion of such excess amount in Key Contributors Incentive Plan ("KCIP") Units. The KCIP Units are granted on the date of payment of the annual cash bonus ("grant date") and at issuance are equal to 84.42 Euros per unit. For the year ended December 31, 2006, the grant date is expected to be February 28, 2007. One-third of the KCIP Units will vest to the employee at the end of each year of the three-year period following the grant date.

In addition, the Company allows certain employees to defer up to 50% of their bonus through a voluntary deferred compensation plan.

(in thousands)

7. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by third party investment advisors. At December 31, 2006, the defined benefit plan was underfunded by approximately $40,589.

8. Income Taxes

The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of FASB Statement No. 109. The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2006, the Company's net tax payable to PNA of $187,408 was included in accrued expenses and other liabilities in the statement of financial condition. This net payable consists of $63,582 of prior period payables, and $123,826 of current payables. The Company will remit tax payments owed to PNA during 2007.

At December 31, 2006, the Company's net deferred tax asset of $110,516, is comprised of $116,102 of deferred tax assets and $5,586 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of expenses for compensation and accrued interest payable to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

The Company has a Pennsylvania net operating loss carryforward of $4,403 which is subject to an annual limitation on utilization of $2,000. Such net operating loss can be utilized through 2024.

9. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2006, the Company has two formal unsecured lines of credit with BNPP. Borrowings under these lines of credit bear a rate of Federal Funds, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under these arrangements is $1,543,755. At December 31, 2006, the Company had borrowings of $842,800 under these lines.

(in thousands)

At December 31, 2006, assets and liabilities with related parties consist of the following:

Cash	$	34
Securities purchased under agreements to resell		18,618,316
Securities borrowed		4,289,410
Receivable from brokers, dealers, and clearing organizations		8,908,300
Securities failed to deliver		112,880
Other assets		187,566
Overnight loans and overdrafts		847,067
Securities sold under agreements to repurchase		33,295,835
Securities loaned		14,466,770
Payable to brokers, dealers, and clearing organizations		4,866,007
Securities failed to receive		99,437
Accrued expenses and other liabilities		168,913
Liabilities subordinated to the claims of general creditors		682,000

At December 31, 2006 intercompany transfer pricing receivables were $126,603.

10. Pledged Assets, Commitments and Contingencies

At December 31, 2006, the approximate fair values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FASB Interpretation No. 41, (FIN 41) "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements", were:

Sources of collateral	
Securities received in securities borrowed vs. cash transactions and letters of credit	$ 75,227,896
Securities purchased under agreements to resell	47,923,585
Total	$ 123,151,481

At December 31, 2006, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 114,853,550
Securities loaned	15,595,478
Total	$ 130,449,028

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2006, the Company has placed securities it owns which have a fair value of $92,872 on deposit to satisfy such requirements. The Company has pledged $40,733,380 of

(in thousands)

securities collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

In some instances, the Company enters into written put options that meet the definition of a guarantee under FASB Interpretation No. 45 (FIN 45). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2006 these derivatives represent a total notional amount of $200,000 and a fair value of $87 included in securities sold, not yet purchased, on the statement of financial condition.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Company's financial statements.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of or 4% of the customer funds plus 8% of house funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2006, the Company had net capital of $794,046, which was $765,209 in excess of its required net capital.

12. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or

(in thousands)

qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2006, the Company made a computation related to the Rule and was required to maintain a balance of $201,660 in this account. The Company had qualified securities with a fair value of $250,688 segregated in the Reserve account as of December 31, 2006. On January 3, 2007, an additional deposit was made to this account, which brought the total value of U.S. government securities to $254,108.

As of December 31, 2006, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the reserve bank account were $31,011, and $33,190, respectively.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. Cash of $20 and marketable securities owned with a fair value of $120,430 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. There were no funds requirements under Regulation 30.7.

13. Credit Risk and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors

required margin levels daily and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold (including short puts), but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

The Company's trading activities include the use of futures contracts, options on futures contracts and on equity securities, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government and corporate bond trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's statement of financial condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's statement of financial condition.

14. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The reverse repos, securities borrowed and securities failed to deliver are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the receivables are a reasonable estimate of fair value. Securities owned are carried at fair value based primarily on quoted market prices.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. The repos, securities loaned and securities failed to receive are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The

carrying amounts of the payables are a reasonable estimate of fair value. Securities sold, not yet purchased are carried at fair value based primarily on quoted market prices.

Due to the short-term nature of the subordinated loan agreements and the variable rate of interest charged, the carrying value approximates the estimated fair value.

The Company has an overnight unsecured borrowing at nominal rates of interest with a third party lender.

15. Guarantor Agreements

The Company is contingently liable under letters of credit issued to counterparties lending securities to the Company. At December 31, 2006, the total letters of credit issued and utilized are $185,000 and $110,000, respectively.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2007

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Securities Corp. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, New York Stock Exchange, National Association of Securities Dealers, New York Mercantile Exchange, Chicago Mercantile Exchange, Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or

Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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